Mail Stop 3561

November 4, 2009

Via Fax & U.S. Mail

Mr. Daniel F. Medina
President
Medina International Holdings, Inc.
255 S. Leland Way
San Bernardino, CA 92408

> **Re:** **Medina International Holding**
> **Form 10-KSB for the year ended April 30, 2008**
> **Filed August 22, 2008**
> **File No. 0-27211**

Dear Mr. Medina:

We issued comments to you on the above captioned filing on March 31, 2009. As of this date of this letter, these comments remain outstanding and unresolved. We note that you filed Form 10-K for the year ended April 30, 2009 on October 22, 2009, and Form 10-Q for the period ended July 31, 2009 on October 23, 2009. As indicated during our telephonic conversation on October 28, 2009 with Mr. Mankal, you need to file a response letter as soon as possible addressing the comments in our letter dated March 31, 2009, with references to your Form 10-K and Form 10-Q noted above where appropriate revisions have been made. We expect you to contact us by November 18, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 18, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Madhava Rao Mankal, CFO
          (949) 722-7854